(As filed with the Securities and Exchange Commission on August 27, 2003)

                                                               File No. 70-10115

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              PROGRESS ENERGY, INC.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                       PIEDMONT NATURAL GAS COMPANY, INC.
                                1915 Rexford Road
                         Charlotte, North Carolina 28211

              (Names of companies filing this statement and
                 addresses of principal executive offices)
           _____________________________________________________

                           PROGRESS ENERGY, INC.

              (Name of top registered holding company parent
              of each Progress Energy applicant or declarant)
           _____________________________________________________

William D. Johnson                           David J. Dzuricky
Executive Vice President,                    Senior Vice President and Chief
  General Counsel and Secretary                Financial Officer
Progress Energy, Inc.                        Piedmont Natural Gas Company, Inc.
410 South Wilmington Street                  1915 Rexford Road
Raleigh, North Carolina 27602                Charlotte, North Carolina 28211


               (Names and addresses of agents for service)
        ________________________________________________________

     The Commission is requested to mail copies of all orders, notices and other communications to:

Christopher Cox, Esq.                        William T. Baker, Jr., Esq
Associate General Counsel                    Thelen Reid & Priest LLP
Progress Energy Service Company, LLC         875 Third Avenue
410 South Wilmington Street                  New York, New York 10022
Raleigh, North Carolina 27602

Barry L. Guy, Vice President and Controller  Jerry W. Amos, Esq.
Piedmont Natural Gas Company, Inc.           Nelson Mullins Riley & Scarborough,
1915 Rexford Road                              LLP
Charlotte, North Carolina 28211              Bank of America Corporate Center
                                             Suite 2400
                                             100 N. Tryon Street
                                             Charlotte, North Carolina 28202

     The Application/Declaration filed in this proceeding on January 29, 2003, as amended and restated in its entirety by Amendment No. 1, filed on March 28, 2003, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         1.1   Description of Applicants.
               -------------------------


     A. Progress Energy and Subsidiaries. Progress Energy, Inc. ("Progress Energy"), a registered holding company,(1) owns, directly or indirectly, all of the issued and outstanding common stock of two electric utility subsidiary companies: Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; and Florida Power Corporation ("FPC"), which generates, transmits, purchases and sells electricity in parts of Florida. Together, CP&L and FPC provide electric utility service to approximately 2.7 million retail, commercial and industrial customers in an area having a population of more than 9 million people, including Raleigh, Asheville, and Wilmington, North Carolina, Florence, South Carolina, and metropolitan St. Petersburg, Clearwater and the greater Orlando area in Florida.

     In addition to its primary integrated electric utility system, Progress Energy owns all of the issued and outstanding common stock of North Carolina Natural Gas Corporation ("NCNG"), a gas utility company that serves approximately 176,000 residential, commercial, industrial and municipal customers in 33 south-central and eastern North Carolina counties. NCNG's facilities include more than 1,000 miles of transmission pipeline and more than 2,900 miles of distribution mains. NCNG is supplied with natural gas that is delivered by Transcontinental Gas Pipe Line Company ("Transco") and Columbia Gas Transmission Corporation ("Columbia Gas"). NCNG was acquired by CP&L in July 1999, and became a direct subsidiary of Progress Energy (then known as CP&L Energy, Inc.) in July 2000.(2)

     NCNG has three direct, wholly-owned, non-utility subsidiaries: Cape Fear Energy Corporation ("Cape Fear"), which was previously engaged in purchasing natural gas for resale to large industrial and commercial users and the municipalities served by NCNG, as well as the business of providing energy management services, but is now inactive; NCNG Cardinal Pipeline Investment Corporation, which holds a 5% membership interest in Cardinal Pipeline Company, LLC, an intrastate pipeline; and NCNG Pine Needle Investment Corporation, which holds a 5% membership interest in Pine Needle LNG Company, LLC, which owns a liquefied

--------------------

(1)  See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27,
     2000) (the "Merger Order").

(2) Under the Merger Order, the Commission held that NCNG was retainable by Progress Energy as an additional integrated public-utility system under the "A-B-C" clauses of Section 11(b)(1) of the Act.

natural gas project in North Carolina.(3)

     For the twelve months ended December 31, 2002, NCNG had total operating revenues of $316,481,000, of which $316,423,000 (more than 99.9%) were derived from natural gas sales, and net operating revenues (operating revenues less cost of gas) of $85,864,000. At December 31, 2002, NCNG had total consolidated assets of $529,442,000, including net utility plant of $393,779,000.

     Progress Energy also owns 50% of the issued and outstanding shares of common stock of Eastern North Carolina Natural Gas Company ("Eastern NCNG"), a North Carolina company that has been granted a certificate of public convenience and necessity by the North Carolina Utilities Commission ("NCUC") to construct a new natural gas distribution system and provide gas service to customers in 14 counties in eastern North Carolina. The remaining 50% of Eastern NCNG's issued and outstanding common stock is owned by the Albemarle Pamlico Economic Development Corporation ("APEC"), a North Carolina nonprofit corporation created to encourage infrastructure and economic development in the 14 eastern North Carolina counties. Eastern NCNG's service territory in North Carolina is adjacent to NCNG's.(4)

     Through its other direct and indirect non-utility subsidiaries, Progress Energy is engaged in development, construction, ownership and operation of "exempt wholesale generators" ("EWGs"), coal mining and coal transportation and handling, synthetic fuels production from coal, natural gas exploration, production, gathering and processing, energy management services, and other energy-related or exempt activities.

     For the twelve months ended December 31, 2002, Progress Energy had total operating revenues of $7,945,120,000, of which $6,600,689,000 (83.08%) were derived from electric utility operations and $1,344,431,000 (16.92%) from other, unregulated, businesses, including sales of electricity by Progress Energy's EWG subsidiaries. For the six months ended June 30, 2003, Progress Energy had total operating revenues of $4,028,689,000, of which $3,236,674,000 (80.34%) were derived from electric utility operations and $792,015,000 (19.66%) from other, unregulated, businesses. At June 30, 2003, Progress Energy had total consolidated assets of $23,628,953,000, including net utility plant of $12,090,375,000. (As of December 31, 2002 and June 30, 2003, NCNG's results of operations and assets and liabilities were reported as "discontinued operations" and, therefore, are not included in Progress Energy's consolidated operating

--------------------

(3)  Prior to the closing of the proposed transaction that is described below in
     Item 1.2, the common stock of Cape Fear will be transferred by NCNG to Progress Energy or another non-utility subsidiary of Progress Energy. The other two companies will remain as subsidiaries of NCNG.

(4) As noted in the Merger Order (see Appendix A to Merger Order, fn. 18), Progress Energy committed to file a separate application to acquire and retain Eastern NCNG as an additional gas utility subsidiary. Progress Energy filed an application with respect to Eastern NCNG on January 15, 2002 (see File
No. 70-10035), in which it is asserting that Eastern NCNG and NCNG together constitute an integrated gas utility system within the meaning of
Section 2(a)(29)(B) of the Act. The Commission issued a notice of the proposed transaction on May 24, 2002. (Holding Co. Act Release No. 27531).

revenues and utility plant accounts.) Progress Energy's consolidated capitalization (including short-term debt) at June 30, 2003 was as follows:

        -------------------------- ----------------------- ------------------
        Common equity                      $6,962,762,000              38.1%
        -------------------------- ----------------------- ------------------
        Preferred equity                      $92,831,000                .5%
        -------------------------- ----------------------- ------------------
        Long-term debt                     $9,223,632,000              50.5%
        -------------------------- ----------------------- ------------------
        Short-term debt*                   $1,989,299,000              10.9%
        -------------------------- ----------------------- ------------------
                            Total         $18,268,524,000             100.0%
        -------------------------- ----------------------- ------------------

                 * Including current portion of long-term debt.

     Progress Energy's unsecured senior debt is currently rated "BBB" by Standard & Poor's Inc. ("S&P") and "Baa2" by Moody's Investor Service ("Moody's").

     B. Piedmont Natural Gas Company, Inc. and Subsidiaries. Piedmont Natural Gas Company, Inc. ("Piedmont"), a North Carolina corporation, is a gas utility company that is engaged in the distribution of natural gas to 740,000 residential, commercial and industrial customers in parts of North Carolina, South Carolina and Tennessee that include Charlotte, Salisbury, Greensboro, Winston-Salem, High Point, Burlington, Hickory, Reidsville and Spruce Pine in North Carolina, Anderson, Greenville, Spartanburg and Gaffney in South Carolina, and the metropolitan Nashville area in Tennessee. Piedmont is not a "holding company" or "subsidiary company" of a "holding company" as those terms are defined under the Act.

     Piedmont's utility properties include approximately 670 miles of lateral pipelines of up to sixteen inches in diameter that connect Piedmont's distribution systems with the transmission systems of its pipeline suppliers, and approximately 20,500 miles of distribution mains. Piedmont holds firm transportation capacity on the Transco system, which delivers most of the gas Piedmont requires, as well as on the Columbia Gas, Tennessee Gas Pipeline Co., Texas Eastern Transmission Corp., and Columbia Gulf Transmission systems. Piedmont is subject to regulation as to rates, service and safety standards, accounting and other matters by the NCUC, the Public Service Commission of South Carolina and the Tennessee Regulatory Authority.

     Piedmont has three direct, wholly-owned, non-utility subsidiaries:
Tennessee Gas Company, which is inactive; Piedmont Greenbrier Pipeline Company, LLC, a 33% member of Greenbrier Pipeline Company, LLC, which has received approval from the Federal Energy Regulatory Commission ("FERC") to construct and operate a 280-mile interstate pipeline linking multiple gas supply basins and storage facilities in the Southeast; and Piedmont Energy Partners, Inc. ("Piedmont Partners"), a non-utility holding company for several other non-utility subsidiaries of Piedmont. Piedmont Partners has four direct wholly-owned subsidiaries: Piedmont Intrastate Pipeline Company, which is a 16.45% member of Cardinal Pipeline Company, L.L.C., an intrastate pipeline that is regulated by the NCUC; Piedmont Interstate Pipeline Company, which is a 35% member of Pine Needle LNG Company, an interstate pipeline company that is regulated by the FERC; Piedmont Energy Company, which is a 30% member of

SouthStar Energy Services LLC, a non-regulated retail gas marketer in the Southeast; and Piedmont Propane Company, which is a 20.69% member of US Propane, L.P., the sole general partner and a 26% limited partner of Heritage Propane Partners, L.P. Piedmont Partners also owns several other subsidiaries that are inactive.

     For the fiscal year ended October 31, 2002, Piedmont reported on a consolidated basis total operating revenues of $832,028,000, net operating revenues (operating revenues less cost of gas) of $335,794,000, operating income of $90,127,000, and net income of $62,217,000 (including net income, reported on an equity basis, from non-utility businesses). At April 30, 2003, Piedmont had $1,541,624,000 in total consolidated assets, including net utility plant of $1,163,905,000. Piedmont's consolidated capitalization at April 30, 2003, was as follows:

       -------------------------- ----------------------- ------------------
       Common equity                        $664,507,000              56.6%
       -------------------------- ----------------------- ------------------
       Preferred equity                               $0                 0%
       -------------------------- ----------------------- ------------------
       Long-term debt                       $462,000,000              39.4%
       -------------------------- ----------------------- ------------------
       Current portion of                    $47,000,000               4.0%
       Long-term debt and
       sinking fund
       requirements*
       -------------------------- ----------------------- ------------------
                           Total          $1,173,507,000             100.0%
       -------------------------- ----------------------- ------------------

     * At April 30, 2003, Piedmont did not have any outstanding short-term debt.

     As of April 30, 2003, Piedmont had 33,426,912 issued and outstanding shares of common stock, no par value. Piedmont's common stock is listed and traded on the New York Stock Exchange ("NYSE"). Piedmont's senior unsecured debt is currently rated "A" by S&P and "A2" by Moody's.

     1.2 Background of Transaction. Progress Energy and Piedmont have entered into a Stock Purchase Agreement, dated October 16, 2002, which is filed as Exhibit B hereto, pursuant to which Progress Energy has agreed to sell and Piedmont has agreed to purchase all of the issued and outstanding common stock of NCNG, $0.10 par value per share (the "NCNG Shares"), and all of the shares of common stock and Series A preferred stock of Eastern NCNG that are held by Progress Energy, representing, respectively, 50% and 100% of the total number of shares of common stock and Series A preferred stock that are issued and outstanding (together, the "ENCNG Shares"). In addition, Piedmont will assume all of Progress Energy's rights and obligations under a subscription letter, dated January 5, 2001, pursuant to which Progress Energy is committed to purchase from Eastern NCNG the remaining authorized but unissued shares of Series A preferred stock, and a shareholders' agreement, dated as of January 5, 2001, by and among Eastern NCNG, Progress Energy and APEC (the "ENCNG Rights and Obligations").

     In this Application/Declaration, Progress Energy is requesting approval under Section 12(d) of the Act for the sale and transfer of the NCNG Shares, the ENCNG Shares and the ENCNG Rights and Obligations to Piedmont (the "Transaction"). The Transaction is subject to approval by the NCUC and filing with the Department of Justice and the Federal Trade Commission of pre-merger notification forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "H-S-R Act"), and expiration or early termination of the statutory waiting period thereunder. The Transaction has been approved by the boards of directors of Progress Energy and Piedmont; it does not require approval by the shareholders of either company. The Transaction is expected to close in September 2003.

     Progress Energy has decided to sell NCNG, which was acquired by CP&L in July 1999, as well as its 50% interest in Eastern NCNG, in response to changes in its business brought about by its November 2000 acquisition of Florida Progress Corporation. The divestiture of NCNG and Eastern NCNG will enable Progress Energy to strengthen its balance sheet and focus itself on its core electric utility business. The net proceeds of the Transaction will be used by Progress Energy to pay down debt, thereby lowering Progress Energy's debt to equity ratio.

     Immediately following the purchase of the NCNG Shares, Piedmont will cause NCNG to be merged with and into Piedmont, with Piedmont as the surviving corporation. By operation of law, Piedmont will assume all of the outstanding obligations of NCNG. Piedmont will acquire and hold Eastern NCNG as a 50%-owned subsidiary company and will therefore become a "holding company" within the meaning of Section 2(a)(7)(A) of the Act with respect to Eastern NCNG. Accordingly, Piedmont is requesting in this Application/Declaration that the Commission issue an order under Section 3(a)(2) of the Act exempting Piedmont and its subsidiary companies as such from all provisions of the Act, except
Section 9(a)(2). Piedmont's request for exemption is addressed in Item 3.4 below.

     1.3 Principal Terms of the Transaction. Under the Stock Purchase
Agreement, Piedmont has agreed to pay $417,500,000 in cash for the NCNG
Shares, plus or minus the Working Capital (as described below) on the balance sheet of NCNG for the end of the most recent month immediately preceding the closing of the Transaction (the "Closing"). The Working Capital (which may be a positive or negative number) will be equal to the difference between the book value of current assets and book value of current liabilities on the date the Working Capital is determined, provided that current assets shall not include any tax refund, tax credit or other tax asset and current liabilities will not include any liability for taxes or notes payable to any affiliate of NCNG.(5) In addition, Piedmont has agreed to pay $7,500,000 for the ENCNG Shares and the ENCNG Rights and Obligations. Under the Stock Purchase Agreement, the parties are obligated to close on the sale and purchase of the NCNG Shares, the ENCNG Shares and the ENCNG Rights and Obligations at the same time, provided, however, that, if, on the date of Closing, (i) Progress Energy has not obtained from APEC a waiver of certain restrictions on the transfer of the ENCNG Shares under the ENCNG Shareholders' Agreement, (ii) APEC has not consented to the assignment to Piedmont of an existing agreement pursuant to which CP&L has agreed to construct, operate and maintain Eastern NCNG's gas distribution system, or (iii) Piedmont has not received an exemption from the provisions of the Act (except

--------------------

(5) In accordance with authorizations in File No. 70-9909, all of NCNG's long-term debt is held by Progress Energy and all of NCNG's short-term debt is currently funded through borrowings by NCNG under the Progress Energy system utility money pool arrangement. See Progress Energy, et al., Holding Co. Act Release Nos. 27297, dated December 12, 2000, and 27440, dated September 20, 2001. As of June 30, 2003, NCNG had outstanding a $150 million note payable to Progress Energy. It is contemplated that, prior to closing of the Transaction, the intercompany note payable to Progress Energy will be repaid and that any borrowings by NCNG under the utility money pool that are outstanding at the time of closing will be repaid or extinguished.

for Section 9(a)(2) thereof), then Piedmont shall have no obligation to purchase the ENCNG Shares and the ENCNG Rights and Obligations and the parties shall close on the sale and purchase of the NCNG Shares alone.

     The obligations of Progress Energy and Piedmont under the Stock Purchase Agreement are subject to the satisfaction prior to Closing of various conditions precedent that are normal and customary for a transaction of this type, including receipt of all required regulatory and corporate approvals and satisfaction of state laws.

     1.4 Application of Net Proceeds. As indicated, the net proceeds of the Transaction will be used by Progress Energy to pay down debt. Progress Energy is filing herewith as Exhibit FS-11 pro forma consolidated financial statements that show the impact of the Transaction on Progress Energy's consolidated capitalization as of December 31, 2002, assuming for balance sheet purposes that the Transaction had closed on December 31, 2002. As shown on Exhibit FS-11, the net proceeds of the Transaction on a pro forma basis (i.e., the aggregate purchase price less Working Capital adjustment, current income taxes and Transaction expenses) are estimated at $373.3 million. After application of the net proceeds to retire debt, Progress Energy's common equity as a percentage of consolidated capitalization (including short-term debt and current maturities of long-term debt) would have increased from 38.2% to 39.0%.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses paid or incurred or to be incurred by Progress Energy in connection with the proposed Transaction are estimated at not more than $4,500,000, including approximately $3,500,000 in investment banking fees and $1,000,000 in outside legal fees.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     3.1 General Overview. Section 12(d) of the Act and Rule 44 thereunder are applicable to the proposed Transaction, and Section 3(a)(2) of the Act is applicable to Piedmont's request for an exemption from all provisions of the Act, except Section 9(a)(2).

     3.2 Section 12(d) Analysis. Section 12(d) of the Act declares it unlawful for any registered holding company to sell "any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of [the Act] or the rules, regulations, or orders thereunder." Rule 44 requires Commission approval for any sale, directly or indirectly, by a registered holding company of utility assets or of the securities which it owns in any public-utility company.

     Maintenance of Competitive Conditions. The Commission has stated that: "The statutory test [for maintaining competitive conditions in connection with any sale subject to Section12(d)] must be a pragmatic one as an essential safeguard against inadequate prices. It affords the seller some discretion as to the procedure so long as the adopted procedure is consistent with a fair opportunity for interested purchasers to submit offers and thus secure a free market's appraisal of the property's value." Northeast Utilities, et al., 46 S.E.C. 417, 421 (1976), rehearing denied 46 S.E.C. 520 (1976).

     Progress Energy engaged Salomon Smith Barney ("SSB") to act as its financial advisor in connection with the sale of NCNG and Eastern NCNG. With SSB's assistance, Progress Energy directly contacted three gas utility companies (including Piedmont) which, because of their proximity to NCNG's service territory, appeared to be logical candidates. In its communications with these potential buyers, Progress Energy specified that it was seeking a cash offer for NCNG and Eastern NCNG, although Progress Energy indicated that it would be willing to consider proposals in which a portion of the consideration was in the form of readily marketable (i.e., unrestricted) securities. Progress Energy also advised the potential bidders that the buyer of NCNG would also have to be willing to purchase Progress Energy's 50% interest in Eastern NCNG and assume Progress Energy's remaining obligations. As a result of these initial discussions, the three potential bidders were invited to submit non-binding indications of interest by August 30, 2002. A fourth bidder, which had learned of Progress Energy's interest in selling NCNG through indirect contacts with SSB, requested information and submitted a bid on September 17, 2002. Based on the initial bids, Progress Energy selected three of the four bidders to participate in management presentations, data room visits and further due diligence from September 19, 2002 through October 7, 2002. Two bidders submitted final binding offers on October 8, 2002. The purchase price agreed to by Piedmont is higher than the other bid received.

     Adequacy of Consideration to be Received. The purchase price for the NCNG Shares ($417,500,00 before adjustment) is approximately 107% of NCNG's net utility plant as of March 31, 2003, and is deemed by Progress Energy's management to be adequate in light of current market conditions in the utility industry, the all-cash nature of the transaction, and other factors. As additional support for the adequacy of the purchase price, Progress Energy's board of directors obtained a fairness opinion from SSB to the effect that, based on certain information described therein (including NCNG's financial condition and historical and projected earnings, analysis of financial, stock market and other publicly-available information relating to other companies whose operations SSB considered relevant in evaluating those of NCNG, and consideration of the financial terms of other recent transactions, to the extent publicly available, considered by SSB to be relevant in evaluating the Transaction), the cash consideration to be received by Progress Energy for the NCNG Shares "is fair, from a financial point of view, to Progress."

     The purchase price for the ENCNG Shares and the ENCNG Rights and Obligations is approximately equal to Progress Energy's current investment in Eastern NCNG. Eastern NCNG, as described above, is developing and constructing a new gas distribution system. At the time the Transaction was announced, Eastern NCNG had just recently commenced operations. Thus, unlike NCNG, it had virtually no operating history on which to base estimates of fair price. Moreover, in a physical sense, the Eastern NCNG system is simply an expansion of the much larger NCNG system. Given these factors, it is unlikely that there would be active price competition for Eastern NCNG if offered on a stand-alone basis (i.e., separate from NCNG).

     Fees and Commissions. As indicated in Item 2 above, Progress Energy estimates that fees, commissions and expenses paid in connection with the proposed Transaction will not exceed $4,500,000, or approximately 1% of the total consideration to be received. Progress Energy submits that there is no basis for the Commission to find that such fees, commissions and expenses are unreasonable given the size and complexity of the Transaction and the multiple regulatory filings in connection therewith.

     3.3 Rule 54 Analysis. The proposed Transaction is also subject to Rule 54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a),
(b) and (c) are satisfied.

     Progress Energy currently does not comply with the "safe harbor" investment limitation in Rule 53(a)(1). Progress Energy's "aggregate investment" in EWGs is $1.326 billion (as of June 30, 2003), or about 62.2% of Progress Energy's "consolidated retained earnings" for the four quarters ended June 30, 2003 ($2.132 billion). However, by order dated July 17, 2002 in File No. 70-10060 (the "July 2002 Order"), the Commission has authorized Progress Energy to increase its "aggregate investment" in EWGs to $4 billion.(6) Therefore, although Progress Energy's "aggregate investment" in EWGs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the July 2002 Order.

     Even if the Commission takes into account the capitalization of and earnings from EWGs in which Progress Energy has an interest, there would be no basis for withholding approval of the proposed Transaction. With regard to capitalization, Progress Energy's common equity as of June 30, 2003, as a percentage of consolidated capitalization, is higher than at June 30, 2002, the end of the quarter immediately preceding the issuance of the July 2002 Order.(7) Moreover, the proposed Transaction will enable Progress Energy to retire debt and therefore modestly improve common equity as a percentage of consolidated capitalization.

     As to earnings from EWGs, certificates filed pursuant to Rule 24 in File No. 70-10060 show that Progress Energy's EWG investments continue to contribute positively to consolidated earnings.

     Progress Energy is currently in compliance with all other requirements of Rule 53(a):

--------------------

(6) Progress Energy currently does not hold any interest in a FUCO. Under the July 2002 Order, the Commission reserved jurisdiction over the use of financing proceeds by Progress Energy to acquire any securities of or other interest in any FUCO pending completion of the record.

(7) At June 30, 2003, Progress Energy's consolidated capitalization consisted of 38.1% common equity, .5% preferred stock, 56.7% long-term debt (including current maturities of long-term debt), and 4.7% short-term debt, versus 35.3% common equity, .5% preferred stock, 58.7% long-term debt (including current maturities of long-term debt), and 5.5% short-term debt at June 30, 2002 (the end of the quarter immediately preceding the issuance of the July 2002 Order).

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

     3.4 Exemption of Piedmont. Section 3(a) of the Act, in pertinent part, provides that the Commission

          "shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of [the Act], unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if-

          (2) such holding company is predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto[.]"

     Piedmont is a gas utility company that operates in three states. Following the Transaction, Piedmont's sole public-utility subsidiary will be Eastern NCNG. Taking into account its 50% common stock interest in Eastern NCNG, Piedmont and its subsidiary companies, as such, will be entitled to an exemption under
Section 3(a)(2) of the Act because Piedmont will remain "predominantly" a public-utility company whose operations as such will be confined to North Carolina, its state of incorporation, and South Carolina and Tennessee, which are contiguous to North Carolina.

     In making a determination whether an applicant for exemption under
Section 3(a)(2) is "predominantly" an operating utility, the Commission has historically compared the size of utility operations of the holding company, as a separate entity, to the size of the utility operations of its subsidiaries, with the greatest emphasis being placed on the relative gross revenues of the companies in question. See Houston Industries, Incorporated, et al., 53 S.E.C. 34, 40 (1997), and cases cited in fn. 18. Other indicators of relative size have also been considered.

     As explained more fully in File No. 70-10035, to which reference is made, Eastern NCNG is constructing a new natural gas transmission and distribution system in 14 counties in eastern North Carolina. The system is being constructed in seven phases, with completion expected in late 2004. Most of the funds required to construct the new system were obtained from the State of North Carolina pursuant to a bond fund established for development of natural gas infrastructure in North Carolina. As shown on Exhibit H hereto, Eastern NCNG is projecting that, by 2005 (the first full year of operation after completion of construction), it will have gross operating revenues of $7,825,000, based upon the projected customer numbers and volumetric deliveries that were included in Eastern NCNG's application to the NCUC for the state bond funds, and an assumed gas cost of $4.75 per dekatherm in the summer and $5.50 per dekatherm in the winter. Eastern NCNG's projected gross operating revenues in 2005 represent about 0.7% of the combined gross operating revenues of Piedmont and NCNG ($1,148,509,000) for their respective 2002 fiscal years.(8) This gross-to-gross revenues percentage is well within the range that the Commission has found acceptable in Houston Industries and earlier cases.

     Moreover, there is no basis for the Commission to conclude that granting Piedmont an exemption under Section 3(a)(2) of the Act would be "detrimental to the public interest or interest of investors and consumers." Piedmont and Eastern NCNG will both be subject to extensive regulation by the NCUC with respect to rates, service and safety standards, securities issuances, accounting and other matters. Thus, the grant of an exemption to Piedmont will not create any gap in effective regulation of Piedmont and Eastern NCNG.

ITEM 4.  REGULATORY APPROVAL.
         -------------------

     The Transaction (as well as the merger of NCNG into Piedmont) has been approved by the NCUC. A copy of the order of the NCUC, dated June 26, 2003, is filed as Exhibit D-2 hereto. Progress Energy and Piedmont have also filed pre-merger notification statements with the Department of Justice and the Federal Trade Commission pursuant to the H-S-R Act, and the statutory waiting period thereunder has expired. No other state commission and no federal commission, other than this commission, has jurisdiction over the proposed Transaction.

ITEM 5.  PROCEDURE.
         ---------

     The Commission has published a notice of the filing of the Application/Declaration in this proceeding (Holding Co. Act Release No. 27661) and no request for hearing was made. The applicants request that the Commission issue an order approving the proposed Transaction and granting Piedmont an exemption pursuant to Section 3(a)(2) of the Act as soon as practicable. The applicants further (i) request that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, (ii) waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and (iii) consent to the participation of


-------------------

(8) Gross operating revenues of Piedmont for the fiscal year ended October 31, 2002 were $832,028,000 and gross operating revenues of NCNG for the fiscal year ended December 31, 2002 were $316,481,000.


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


the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         A.    EXHIBITS.

               A-1 Amended and Restated Certificate of Incorporation of North Carolina Natural Gas Company. (Incorporated by reference to
                    Exhibit 3(1) to Form 10 filed by North Carolina Natural Gas Company on July 21, 2000 in File No. 000-00082)

               A-2 Articles of Incorporation of Eastern North Carolina Natural Gas Company. (Incorporated by reference to Exhibit A-1 to Form U-1 Application/Declaration filed by Progress Energy, Inc. on January 15, 2002 in File No. 70-10035)

               B Stock Purchase Agreement by and between Progress Energy, Inc. and Piedmont Natural Gas Company, Inc. (Previously filed)

               C    None

               D-1 Joint Application to the North Carolina Utilities Commission. (Previously filed)

               D-2 Order Approving Application issued by the North Carolina Utilities Commission. (Filed herewith)

               E    None

               F Opinion of Counsel for Progress Energy, Inc. (Filed herewith)

               G    Form of Federal Register Notice. (Previously filed)

               H    Forecast Income Statement for Eastern NCNG. (Filed herewith)

         B.    FINANCIAL STATEMENTS.

         FS-1  Progress Energy Consolidated       Incorporated by reference to
               Statement of Income for the year   Annual Report of Progress
               ended December 31,2002             Energy on Form 10-K for the
                                                  year ended December 31, 2002
                                                  (File No. 1-15929)

         FS-2  Progress Energy Consolidated       Incorporated by reference to
               Balance Sheet as of December 31,   Annual Report of Progress
               2002                               Energy on Form 10-K for the
                                                  year ended December 31, 2002
                                                  (File No. 1-15929)

         FS-3  Progress Energy Consolidated       Incorporated by reference to
               Statement of Income for the six    Quarterly Report of Progress
               months ended June 30, 2003         Energy on Form 10-Q for the
                                                  period ended June 30, 2003
                                                  (File No. 1-15929)

         FS-4  Progress Energy Consolidated       Incorporated by reference to
               Balance Sheet as of June 30, 2003  Quarterly Report of Progress
                                                  Energy on Form 10-Q for the
                                                  period ended June 30, 2003
                                                  (File No. 1-15929)

         FS-5  Piedmont Consolidated Statement of Incorporated by reference to
               Income for the fiscal year ended   Annual Report of Piedmont on
               October 31, 2002                   Form 10-K for the fiscal year
                                                  ended October 31, 2002
                                                  (File No. 1-6196)

         FS-6  Piedmont Consolidated Balance      Incorporated by reference to
               Sheet as of October 31, 2002       Annual Report of Piedmont on
                                                  Form 10-K for the fiscal year
                                                  ended October 31, 2002
                                                  (File No. 1-6196)

         FS-7  Piedmont Consolidated Statement    Incorporated by reference to
               of Income for the six months ended Quarterly Report of Piedmont
               April 30, 2003                     on Form 10-Q for the period
                                                  ended April 30, 2003
                                                  (File No. 1-6196)

         FS-8  Piedmont Consolidated Balance      Incorporated by reference to
               Sheet as of April 30, 2003         Quarterly Report of Piedmont
                                                  on Form 10-Q for the period
                                                  ended April 30, 2003
                                                  (File No. 1-6196)

         FS-9  NCNG Consolidated Balance Sheet    Incorporated by reference to
               as of December 31, 2002            Appendix A to Registration
                                                  Statement on Form S-3 filed by
                                                  Piedmont on June 19, 2003
                                                  (File No. 333-106268)

         FS-10 NCNG Consolidated Statement of     Incorporated by reference to
               Income for the year ended          Appendix A to Registration
               December 31, 2002                  Statement on Form S-3 filed by
                                                  Piedmont on June 19, 2003
                                                  (File No. 333-106268)

         FS-11 Unaudited pro forma consolidated    Previously filed
               financial statements of Progress
               Energy as of December 31, 2002


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     The matters that are the subject of this amended Application/Declaration do not involve a "major federal action," nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions proposed herein will not result in changes in the operations of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this amended Application/Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                          PROGRESS ENERGY, INC.


                                          By: /s/   William D. Johnson
                                                    ------------------
                                          Name:     William D. Johnson
                                          Title:    Executive Vice President,
                                                       General Counsel
                                                       and Secretary


                                          PIEDMONT NATURAL GAS COMPANY, INC.


                                          By: /s/   David J. Dzuricky
                                                    -----------------
                                          Name:     David J. Dzuricky
                                          Title:    Senior Vice President and
                                                       Chief Financial Officer


Date:  August 27, 2003


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